EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated March 8, 2013, with respect to the consolidated financial statements and internal control over financial reporting included in the annual report of General Communication, Inc. and subsidiaries on Form 10-K for the year ended December 31, 2012 and our report dated June 29, 2012 with respect to the statements of net assets available for plan benefits of the GCI 401(k) Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for plan benefits for the years then ended and all related financial statement schedules, which report appears in the December 31, 2011 annual report on Form 11-K of the GCI 401(k) Plan, which are incorporated by reference in this registration statement.  We consent to the incorporation by reference in this Registration Statement of the aforementioned reports.

GRANT THORNTON LLP

/s/
Seattle, Washington
May 8, 2013